Exhibit 99.1

Internet Gold Reports Financial Results for the

Third Quarter of 2019

Ramat Gan, Israel - November 18, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD), a holding company whose principal asset is a 51.95% stake in B Communications Ltd. (“B Communications”) (NASDAQ and TASE: BCOM), that owns 26.34% of the outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communication group in Israel (“Bezeq”) (TASE: BEZQ), today reported its financial results for the third quarter of 2019.

In January 2019, the Company reported that because of its inability to generate funds by selling its ownership interest in B Communications, it intends to withhold payments to its debenture holders until further notice. As a result, the Company’s long-term debt was classified as “short-term” debt.

The Searchlight Transaction

On June 24, 2019 the Company announced the execution of a definitive agreement (the “SPA”) among the Company, B Communications, Searchlight II BZQ, L.P. (“Searchlight”) and T.N.R Investments Ltd. (together with Searchlight, the “Purchasers” and the “Searchlight Transaction”).

The Searchlight Transaction provides for the sale by the Company of its entire holdings in B Communications for the aggregate sum of NIS 225 million and an investment by the Company in B Communications of NIS 345 million (consisting of the amount to be paid by the Purchasers for the B Communications shares held by the Company and an additional NIS 120 million). In consideration, the Company will receive NIS 310 million par value of Series C debentures of B Communications as well as 8,383,234 ordinary shares of B Communications.

One of the conditions to closing of the Searchlight Transaction is the receipt of court approval pursuant to Section 350 of the Israeli Companies Law, 5759-1999 (the “Arrangement”). On August 20, 2019, the court approved our petition to approve the Arrangement, following the approval of our creditors and shareholders.

On November 11, 2019 the Purchasers notified the Company that the Ministry of Communications has issued a control permit in Bezeq (the “Control Permit”) to the Purchasers. Issuance of the Control Permit is a condition to closing of the Searchlight Transaction.

The Company is currently in discussions with the Purchasers to finalize all remaining open items before the closing of the transaction. As of this date, the expected closing date of the Searchlight Transaction is December 2, 2019. There is no certainty that the transaction will be consummated.

Even if the Searchlight Transaction will be consummated, the Company will not be able to fully pay its debts, and it intends to initiate an additional creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that contemporaneously the creditors of the Company will receive, among other items, 100% of the outstanding shares of the Company.

In light of the above, on October 6, 2019 the Company announced that it has been exploring potential strategic alternatives. These alternatives include the acquisition of a new business or a sale of the Company. Such a transaction will likely be subject to an approval by the Israeli court as part of a creditors’ arrangement. There can be no assurance that the exploration of strategic alternatives will result in any transaction or, if a transaction is undertaken, as to its terms, structure or timing.

Internet Gold’s Unconsolidated Financial Liabilities and Liquidity

As of September 30, 2019, Internet Gold’s unconsolidated liquidity balances of cash and cash equivalents and short-term investments totaled NIS 130 million ($37 million), its unconsolidated financial liabilities totaled NIS 770 million ($221 million) and its unconsolidated net debt totaled NIS 640 million ($184 million).

(In millions)	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS

Series C debentures	22	23	7	22
Series D debentures *	706	747	214	717
Total financial liabilities	728	770	221	739

Cash and cash equivalents	25	105	30	69
Short-term investments	118	25	7	67
Total liquidity	143	130	37	136

Net debt	585	640	184	603

*	The outstanding balance of Series D debentures as of September 30, 2019 includes NIS 11 million ($3 million) arising from implementation of IFRS9. It should be noted that the increase in the outstanding Series D debentures balance will not increase the Company’s future debt repayments.

Internet Gold’s Third Quarter Consolidated Financial Results

Internet Gold’s consolidated revenues for the third quarter of 2019 totaled NIS 2.2 billion ($645 million), a 2.3% decrease from the NIS 2.3 billion reported in the third quarter of 2018. For both the current and the prior periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold’s consolidated operating profit for the third quarter of 2019 totaled NIS 416 million ($120 million) compared to operating profit of NIS 382 million in the third quarter of 2018.

Internet Gold’s consolidated net profit for the third quarter of 2019 totaled NIS 118 million ($34 million) compared to a net profit of NIS 168 million in the third quarter of 2018.

Notes:

Convenience translation to U.S. Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.482 = US$ 1 as published by the Bank of Israel for September 30, 2019.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties including statements regarding completion of the Searchlight Transaction. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the Searchlight Transaction will not close for any reason, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Searchlight Transaction will be consummated. In addition, there can be no assurance that the exploration of strategic alternatives will result in any transaction being consummated

For further information, please contact:

Doron Turgeman

doron@igld.com / Tel: +972-3-924-0000

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Current Assets
Cash and cash equivalents	1,584	1,356	389	1,173
Investments	2,041	1,867	536	1,847
Trade receivables	1,792	1,746	501	1,773
Other receivables	313	319	92	272
Inventory	86	94	27	97
Total current assets	5,816	5,382	1,545	5,162

Non-Current Assets
Trade and other receivables	423	442	127	470
Property, plant and equipment	6,924	6,072	1,745	6,313
Intangible assets	5,257	3,219	924	4,227
Deferred expenses and investments	569	503	144	509
Broadcasting rights	470	63	18	60
Right of use assets	1,434	1,141	328	1,504
Deferred tax assets	1,041	19	5	1,205
Investment Property	140	-	-	64
Total non-current assets	16,258	11,459	3,291	14,352

Total assets	22,074	16,841	4,836	19,514

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2018	2019	2019	2018
	NIS	NIS	US$	NIS
Current Liabilities
Bank loans and debentures	2,121	4,314	1,239	4,724
Leases liabilities	443	427	123	445
Trade and other payables	1,631	1,639	471	1,714
Dividend payable	234	-	-	-
Current tax liabilities	16	22	6	8
Provisions	106	143	41	175
Employee benefits	330	365	105	581
Total current liabilities	4,881	6,910	1,985	7,647

Non-Current Liabilities
Bank loans and debentures	13,009	9,393	2,697	9,637
Leases liabilities	1,024	988	284	1,106
Employee benefits	266	539	155	445
Other liabilities	212	178	51	175
Provisions	40	39	11	38
Deferred tax liabilities	446	112	32	302
Total non-current liabilities	14,997	11,249	3,230	11,703

Total liabilities	19,878	18,159	5,215	19,350

Equity (equity deficit)
Attributable to shareholders of the Company	60	(967)	(278)	(453)
Non-controlling interests	2,136	(351)	(101)	617
Total equity	2,196	(1,318)	(379)	164

Total liabilities and equity	22,074	16,841	4,836	19,514

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

As aforementioned, in January 2019, the Company reported that because of its inability to generate funds by selling its ownership interest in B Communications, it intends to withhold payments to its debenture holders until further notice.

As described above, on June 24, 2019, the Company entered into the Searchlight Transaction. Even if the Searchlight Transaction is consummated, the Company will not be able to fully pay its debts, and intends to initiate an additional creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that the creditors of the Company will receive100% of the shares of the Company and other consideration.

Our unconsolidated unaudited cash flow statement for the quarter ended September 30, 2019 reflects, as expected, a continuing negative cash flow from operating activities of NIS 2 million. In addition, the Company’s unconsolidated unaudited statements of financial position as of September 30, 2019, reflect that the Company had an equity deficit of NIS 967 million and negative working capital of approximately NIS 640 million as of such date. The negative working capital is a result of the classification of the Company’s long term debt as “short-term” debt.